UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into our registration statements on Form F-3 (Registration No. 333-283113) and Form S-8 (Registration No. 333-282263).

The exhibits to this Form 6-K contain important information relating to the business combination and the contributed entities, including:

●	information relating to the structure of the business combination, the Business Combination Agreement, the businesses and assets of each of Bioceres Group PLC, Nutrecon LLC and Gentle Technologies Corp and certain risk factors. See “Exhibit 99.1—Background of the Business Combination,” “Exhibit 99.1—The Business Combination Agreement,” “Exhibit 99.1—Business of the Contributed Entities” and “Exhibit 99.1—Risk Factors”);

●	the unaudited proforma condensed combined consolidated financial information for the year ended June 30, 2024 and unaudited pro forma condensed combined consolidated financial information as of and for the six-month period ended December 31, 2024. See “Exhibit 99.1—Unaudited Pro Forma Condensed Combined Consolidated Financial Information”;

●	the audited consolidated financial statements of Bioceres Group PLC June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022. See “Exhibit 99.3”;

●	the unaudited interim consolidated financial statements of Bioceres Group PLC as of December 31, 2024 and for the six-month period ended December 31, 2024 and 2023. See “Exhibit 99.4”; and

●	the annual report on Form 20-F of Bioceres Crop Solutions Corp. for the year ended June 30, 2024 filed with the SEC on October 30, 2024. See “Exhibit 99.5”; and

●	the unaudited consolidated financial statements of Bioceres Crop Solutions Corp. as of and for the six-month period ended December 31, 2024. See “Exhibit 99.6.”

On April 9, 2025, Bioceres Group PLC converted from a public limited company to a private limited company and changed its name to Bioceres Group Limited. Therefore, the exhibits hereto containing financial statements of Bioceres Group Limited for periods ended prior to April 9, 2025 refer to those financial statements as the financial statements of Bioceres Group PLC.

On March 4, 2025, we received a letter from the staff of the United States Securities and Exchange Commission, which, pursuant to its authority under Rule 3-13 of Regulation S-K, granted us relief from the requirement to include in our registration statements the financial statements of Gentle Technologies Corp and Nutrecon LLC, as required by Rule 3-05 of Regulation S-X, along with related pro forma information.

Unless otherwise stated, references contained in the exhibits hereto to “the Form 6-K” are references to this Form 6-K.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of our or the contributed entities are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this current report on Form 6-K, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this publication will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that we may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of our or the acquired businesses and other risks and uncertainties, including those included under the header “Risk Factors” in our Annual Report on Form 20-F filed with the SEC, as well as our other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Exhibit List

Exhibit No.	Description
99.1	Disclosure Statement relating to the Business Combination
99.2	Business Combination Agreement dated as of April 17, 2025
99.3	Audited consolidated financial statements of Bioceres Group PLC as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022
99.4	Unaudited interim consolidated financial statements of Bioceres Group PLC as of December 31, 2024 and for the six months ended December 31, 2024 and 2023
99.5	Annual report on Form 20-F of Bioceres Crop Solutions Corp. for the year ended June 30, 2024
99.6	Interim unaudited consolidated financial statements of Bioceres Crop Solutions Corp. as of December 31, 2024 and June 30, 2024 and for the six months ended December 31, 2024 and 2023
99.7	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Group PLC’s consolidated financial statements
99.8	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Crop Solutions Corp.’s consolidated financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: April 17, 2025	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

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